Bazile R. Lanneau, Jr.

423 Main St., Suite 8

Natchez, MS  39120

(601)445-4143

blanneau@bellsouth.net

April 10, 2006

VIA EDGAR Correspondence Submission

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N. E.

Washington, DC 20549

Re:         Britton & Koontz Capital Corporation
PREN14A filed by Bazile R. Lanneau, Jr., et al.
Filed on March 31, 2006
File No. 0-22606

Ladies & Gentlemen:

This letter is in response to your correspondence of April 6, 2006 commenting on our preliminary proxy statement filed March 31, 2006.  The Commission’s comments are presented in bold font and our response is in normal text.  There may be inadvertent errors in the presentation of the Commission’s comments due to the image to text conversation process, however time has not allowed exact proofing in that regard.  Please contact me for further clarification by phone at (601)445-4143 or (601)392-1343 cell and by email at blanneau@bellsouth.net.

Schedule 14A

General

1.             We note that you have filed your preliminary proxy materials under the EDGAR header tag of “PREN14A.” This header tag is to be used for proxy statements filed by non- management but not for contested solicitations, where the EDGAR header tag “PREC14A” should be utilized. Please keep this in mind for future reference. Please also ensure that your revised proxy materials are filed under the EDGAR header tag “PRRN14A.”

Response.  We will file revised proxy materials under EDGAR header tag “PRRN14A.”

2.            On a supplemental basis, advise us as to how your group, as you have disclosed on Schedule 13D, was formed. How are the members of the group affiliated with one another? We note your indication on your Schedule 13D filed on March 10, 2006 that the Lanneau and Metcalfe sides of a family “have been closely associated with the Company for many years.” Please elaborate.

Response.  Non-family members in our 13D group are Jerold D. Krouse.  The other group members are related by blood or marriage.  The beginning of our family affiliation with Britton & Koontz has been at least since the 1950’s and may extend back a decade or two more when my grandfather, Orrick Metcalfe joined the board of Britton & Koontz Bank.  He was subsequently Chairman for approximately twenty years and remained on the board until his death in 1978.  A significant portion of the group shares were acquired by my grandfather over the years and passed on through gift or inheritance.  My parents, Anna Rose M. Lanneau & Bazile R. Lanneau, my uncle, Keith Lanneau and I have acquired significant and additional shares by purchase or through the Company’s ESOP.  The aggregate family interest in Britton & Koontz has consistently been the largest ownership block of stock for many years, perhaps with the exception of the ESOP which had peak ownership of the Company of approximately 13% at one point.  ESOP shares now represent about 4% of outstanding shares.

Albert W. Metcalfe, my uncle, served as a director for 37 years until he reached the Company’s mandatory retirement age.  He served actively as Secretary and Chairman of the Audit.

Bazile R. Lanneau, my father, served as director from 1993 until 1999 (I believe) when he reached retirement age.   He was the former chairman of Natchez First Federal Savings Bank which merged the Company in 1993.  This transaction was a significant boost for the Company in terms of earnings and growth momentum.  Orrick Metcalfe had been chairman of both Britton & Koontz and Natchez First Federal and the family relationships helped make this business combination possible.

I, Bazile R. Lanneau, Jr., served as director from 1989 until my resignation in November, 2004 following my involuntary resignation as an employee and officer of the Company in June, 2004.  I was an employee of Britton & Koontz from January, 1976 until 2004, except for two years while I was in law school.  At the time of my resignation I was Chief Financial Officer, Assistant Secretary and Vice President of the Company and Executive Vice President of the bank subsidiary.

Orrick Metcalfe’s children are (1) Orrick Metcalfe, Jr. (deceased), Albert W. Metcalfe, and Anna Rose M. Lanneau.  Our 13D group was originally formed in July of 2005 at which time I was only able to get support of the Lanneau family members as reflected in that filing:  Bazile R. Lanneau, Jr. & Jeri J. Lanneau (spouse), Bazile R. Lanneau (my father) & Anna Rose M. Lanneau (spouse), and Keith P. Lanneau (my father’s brother).  Peggy M. Lanneau is the spouse of Keith Lanneau and also the widow of Orrick Metcalfe, Jr.  Neither Peggy M. Lanneau, nor Albert W. Metcalfe thought it was appropriate to join the initial 13D group because they were averse to conflict and did not agree with our press for the sale of the bank.  Our references to the Metcalfe group include Peggy. M. Lanneau, Albert W. Metcalfe and their children.  Children of Peggy M. Lanneau are Margaret M. Tuckley and John C. Metcalfe.  Children of Albert W. Metcalfe and Gay C. Metcalfe (spouse) are Deborah M. Aiken, Albert W. Metcalfe, Jr. and Susan Ray.

Based on subsequent events and actions of the Company, we held a family meeting in early March at which time we agreed that it would be better to join together and seek to work within the Company for change as represented in the 13D amendment on March 10, 2006.  At that time the group was expanded to include the original Lanneau group plus my brother, Martin M. Lanneau and my children, Sarah J. Lanneau and Bazile R. Lanneau, III; the Metcalfe group and on additional shareholder Jerold D. Krouse who has no family relationship with other group members, but has been a long time shareholder and vocal critic of the Company.

3.            Please advise us as to whether you have begun asking security holders for proxies. We note that your disclosure on Schedule 13D, and the submission dated July 15, 2005 in particular, indicate that you “have talked with some of the Company’s other shareholders who have expressed that they share [yourl concerns.” If you have commenced a proxy solicitation, advise us of the exemption upon which you have relied and explain to us the extent to which written materials have been used. We may have additional comments.

Response.  Until our proxy statement and form of proxy are approved by the SEC, we will only solicit proxies pursuant to the exceptions provided by Reg. 240.14a-2(b)(2) and 240.14a-2(a)(2).  Subsequent to the filing of the Company’s preliminary proxy materials in February and our amended 13D on March 10, 2006, our legal counsel was contacted by one shareholder, Hot Creek Capital, who indicated his support for our proposals and to request a form of proxy.  We provided a form of proxy to Hot Creek upon his request.  In addition, following the filing of our preliminary proxy statement with the SEC, we have received a couple of telephone calls and/or e-mails from other shareholders of the Company.  We have responded to specific requests from these shareholders, but have not solicited any proxies.  We have a list of shareholders to contact pursuant to the 240.14a-2(b)(2) exception but have not done so.  We will consider contacts with Hot Creek to be within that exception.

We believe the July 15, 2005 date to be inapplicable as regards any proxy solicitation as there were no proposals for consideration that would apply to an annual meeting at that time.  Prior to our decision to conduct this proxy contest, we  freely discussed with other shareholders our opinions regarding the deficits of the Company and our desire for change.  These discussions have not been made pursuant to any written materials.

4.            We note your indication that this proxy statement and form of proxy are first being furnished to shareholders on or about April 10, 2006. While you must indicate pursuant to Item 1(b) of Schedule 14A the approximate date on which the proxy statement and form of proxy are first sent to security holders, please tell us how you arrived at this date, considering it is not clear when you will file your proxy statement in definitive form.

Response.  We will revise preliminary proxy to leave the date open.

Statement of Position

5.            In the first paragraph, you indicate that the Participants “believe that the Company has abandoned prior strategies for growth.” Revise to provide the basis for this belief so that it is clear to shareholders why you believe this to be the case. Similarly, please provide support for your indication that “the plan for growth has been a failure over the last five years in terms of (a) deposit growth (sec Table 1 below, (b) revenue improvement and (c) the development of the requisite organization to support growth.” While you provide a chart supporting this statement with respect to deposit growth, you have not provided any information that supports your belief as to revenue improvement or organization. Provide quantified data, as applicable, and explain, especially where there has been growth such as there was with respect to deposits, why you believe the rate of growth to be inadequate. What is the Company’s track record? Please also provide us with a copy of the FDIC Summary of Deposits to which you make reference.

Response.  This section has been significantly revised.  FDIC Summary of Deposits of information is attached and can be independently obtained from http://www2.fdic.gov/sod/sodMarketBank.asp?barItem=2.  The references to revenue improvement and to organization have been deleted as it is difficult to explain.

6.            You mention that the expense reduction program was implemented by the Company to “give to shareholders a misleading appearance of good performance.” What misleading appearance is being given and why do you believe that this was deliberately implemented in this manner? Further, what is the “about face” to which you make reference? In other words, what was the original position of the Company and what changed?

Response.  The references have been deleted.

7.            You express your opinion that “changes in management and in the composition of the Board of Directors combined with a willingness to commit greater financial resources will be required...” Please elaborate upon this opinion. For example, how would you change management? Would your nominee attempt to bring on new management? Also. towards what should greater financial resources be allocated?

Response.  The references have been deleted.

Background

8. With regard to the supermajority voting provision, you indicate that “the standard approval requirement required by law and most companies for such actions is 50% of the outstanding shares.” Please revise to characterize this statement as your belief and supplementally provide support for this statement. Please provide similar support for your statement that “the chief executive officer should be a member of the Board.”

Response.  The references have been deleted.

9.            You mention the Company’s resistance to your initiatives and, in particular, the reduction in the number of directors to be elected from four to three “in an attempt to reduce the effectiveness of [y]our ability to use cumulative voting to elect [y]our Nominee.” Why do you believe that the number of directors was reduced? Is the Company required to place a certain number of directors up for election each year? Please elaborate upon this statement.

Response.  We believe a combination of tactics have been taken to increase the number of shares required to elect our nominee.  The Company is not required to place a certain number of directors up for election each year, however it has always, to the extent of our knowledge, placed incumbent directors up for re-election.

In the discussion of Proposal No. 3, we provide a table indicating the required shares to elect one director based upon the number of positions being voted on and the shares represented at the annual meeting.  Had the Company proposed re-election of the four members of Class I which expires at the 2006 annual meeting, as has been prior practice, the 13D group would likely have had enough shares to elect its nominee without additional shareholder support, obviating the need for proxy solicitation.

Two tactics have been used to increase the shares required to elect our nominee.  First, the present Chairman and CEO, is not nominated for re-election.  We find this unusual.  After numerous communications with board members, we have received no indication that his failure to be nominated is a reflection on their support for his leadership.  Second, one director has been reclassified from Class I to Class III, which might be a permissible re-classification to equalize the size of the classes; but, the Company has never, to our knowledge, re-classified a director in anticipation of his mandatory retirement.  When considered in the light of the Company’s revised interpretation of the application of cumulative voting (discussed under the section “Voting Procedures” in the proxy statement), which conflicts with prior practice by the Company, these two actions have the effect of dramatically increasing the number of shares required to elect our nominee.  Based upon the Company’s new cumulative voting rules, the number of directors for election to which accumulative voting applies is reduced from four (4) to two (2).

Approximately 70% to 75% of shares are normally represented at an annual meeting.  Assuming that 80% are present at this annual meeting, the 13D group would need only 16% of outstanding shares to elect a nominee when there are four positions to which cumulative voting applies.  The Company’s reduction of positions from four to two increases the vote requirement to 27%.

The 13D group accounts for approximately 19% of outstanding shares.  Class I which is up for re-election has held four members for a number of years.

Participants in Solicitation of Proxies

10.          Please provide each participant’s present principal occupation or employment and the address associated with such occupation or employment. See Item 5(b)(1)(ii) of Schedule 14A.

Response.  The proxy statement has been revised accordingly.

Proposals No. 1 & 2—Election of Directors

11.          Here or in an appropriate place in this proxy statement, please specifically indicate whether your nominee has consented to be named in the proxy statement, in addition to consenting to serve.

Response.  The proxy statement has been revised accordingly.

12.          We note your reference to Proposal 2 in this header and your indication at the end of this section that the accompanying gold proxy card “will be voted in accordance with your instruction on such form. You may vote for or against, or abstain from voting on, Proposal 2..,”. .,“ however, you do not discuss Proposal 2 at all in this section as your election of Paul Benoist relates to Proposal 1. Consider providing a discussion here of Proposal 2.

Response.  The proxy statement has been revised accordingly.

Proposal No.4— Shareholder Proposal to Eliminate Supermajority Voting Provisions

13.          Please provide us with a copy of the report by TrueCourse, Inc. that you refer to in this discussion.

Response.  The report by TrueCourse, Inc. is included as part of Exhibit 5 to the Amended Schedule 13D filed February 28, 2006 by the Lanneau group.

Voting Procedures

14.          You indicate here that “the Participants believe that the Company has incorrectly and misleadingly represented the application of cumulative voting to the election of directors by restricting its application to director classes.” Supplementally advise us as to the reason why you believe that votes should be voted cumulatively as to the election of directors as a whole and not as to the election of directors as a class.

Response.  Shareholder cumulative voting rights were granted by the Company’s Bylaws.  The Bylaws are silent regarding the application of cumulative voting to distinct classes.  The Company’s prior interpretation of its own bylaws, and practice, as we explain in paragraphs five and six of “Voting Procedures”, has been to apply cumulative voting to the election of directors as a whole.  We have found no legal foundation requiring a change in the process for cumulative voting.

15.          We note that you have nominated one individual, which is less than the number of director positions up for election. The penultimate paragraph of this discussion is unclear as to whether you intend to round out your slate by voting in favor of certain of management’s nominees or whether you intend to exercise discretionary authority in this regard only where you exercise cumulative voting. We note the following:

• If you do not plan to vote for any of the Company’s nominees you must disclose that shareholders executing your proxy card will be disenfranchised as to their ability to elect a full slate of directors as you are soliciting proxies solely to elect your nominee;

• If you plan to exercise discretionary authority to cumulatively vote for certain management nominees, please clarify under what circumstances you will do so and indicate by what priority you will allocate your vote as stating that you will do so “provided enough proxies have been received to elect Mr. Benoist” is unclear. For example, disclose how many votes do you need to elect Mr. Benoist and whether you have sufficient votes within your group; and

• In doing so, consistently identify the management nominee(s) you do not intend to support, consistent with SEC Release No. 34-31326 (October 16, 1992), section II.I and footnote 76, rather than stating, as you do here and under “Proxy Procedures” that you “will allocate votes among.. the nominees of the Board.” In this regard, please also revise your proxy card to remove the references you make to Bethany L Overton and A. J. Ferguson, unless you have received consents from them to be named in your proxy materials.

Response.  The proxy statement and proxy have been revised such that all votes will be voted and cumulated for Mr. Benoist, our Nominee.  No votes will be cast for Company nominee’s.  Disenfranchisement language has been added to the proxy statement and proxy card.  Votes will be withheld for the Class III nominee to the extent that cumulative voting is not applicable.

16.          With respect to your intentions on voting against Proposal 2, you indicate that you will do so “[i]f the Participants are unable to prevail in their interpretation.” How do you plan to prevail in your interpretation and when will you make the determination that you have or have not prevailed? Your future plans, in this regard, arc unclear. Please revise to clarify.

Response.  The proxy statement is revised accordingly.

17.          Further, your disclosure with regard to Proposal 2 is confusing. Here and on the proxy card you state that you will vote all shares against the Class Ill director, A.J. Ferguson, and yet on the proxy card itself, you state that you will cumulate your votes, as necessary for both Bethany Overton and A. J. Ferguson. Please revise to clarify your intentions with respect to Proposal 2

Response.  Intentions regarding Proposal 2 have been revised.

Proxy Procedures

18.          Revise your statement in the first paragraph to state that, if shareholders want to vote for your nominee, they must fill out the enclosed proxy card, as opposed to stating that if they want “[t]o vote by proxy, [they] must fill out the enclosed proxy card.”

Response.  Revised as requested.

19.          You indicate here that “shares will not be voted on any matter on which your broker does not have discretionary authority to vote, which may include some of the proposals to be voted on at the annual meeting.” Please revise to specify which matters are subject to discretionary voting by brokers.

Response.  Revised as requested.  Due to the lateness of this proxy statement we will not solicit proxies through the broker distribution system.

Cost and Method of Solicitation

20.          We note that you may employ various methods to solicit proxies including mail, courier services, Internet, advertising, telephone, facsimile or in person. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Rules 14a-6(b) and (c). Please confirm your understanding.

Response.  We confirm our understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A.

21.          Since it appears that you intend to solicit proxies via the Internet, here and on the proxy card, please describe the Internet voting procedures and supplementally provide your well-reasoned legal analysis regarding the validity under applicable state law of using this mechanism of electronic submission. Advise us of the means by which you intend to solicit via the Internet, such as Internet chat rooms or postings on web sites. See Item N.17 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which can be found on our website at www.sec.gov.

Response.  We have revised the proxy statement to delete references to solicitation of proxies via the Internet.  The second sentence in the first paragraph under “Cost and Method of Solicitation” has been deleted.  We find no reference to Internet voting/solicitation on the proxy card.

Proxy Card

22.          Please revise your proxy card to provide space for shareholders to indicate their intentions with respect to the manner in which they would like their votes cumulated.

Response.  Shareholder discretion has been eliminated from the proxy statement.

23.          Revise Proposal 2 to provide a means for shareholders to vote for or withhold a vote for the nominee, in accordance with Rule 14a-4(b)(2).

Response.  Revised proxy requires the proxy holders to vote against the Class III nominee if cumulative voting is inapplicable.

Schedule 13D

24.          In light of your intent to solicit proxies for purposes of voting at the annual meeting, tell us what consideration you have given to amending your Schedule 13D to reflect these recent events. Also, in your most recent Schedule 13D you expressed an intention to nominate yourself as a Class III director for election and yet the Schedule 14A filed shortly thereafter makes no mention of these intentions. Finally, you indicate that you and your Participants and their affiliates beneficially owned an aggregate of 40l,435 shares, and yet your Schedule 13D seems to reflect a lesser amount. Please advise or revise.

Response.  We will amend the Schedule 13D to reflect recent events.  We have determined that we will not solicit proxies for election of Mr. Lanneau at the meeting; however, we reserve the right to assert his nomination as a matter of legal record at the meeting.

The 401,435 shares included in the proxy statement include Mr. Benoist’s 1,609 shares.  Mr. Benoist is a required participant in the proxy statement, but is not a member of the 13D group.

We hope these comments are responsive to the Commission’s request.

I, The undersigned hereby acknowledge that I am responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the I may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Bazile R. Lanneau, Jr.

Bazile R. Lanneau, Jr.